

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2023

John Turner
Chief Financial Officer
Atlas Energy Solutions Inc.
5918 W. Courtyard Drive, Suite 500
Austin, TX 78730

      Re: Atlas Energy Solutions Inc.
          Registration Statement on Form S-1
          Filed January 31, 2023
          File No. 333-269488

Dear John Turner:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed January 31, 2023

Management, page 168

1.   Please revise to clarify Mr. Cole and Ms. Hock's business experience during the past five years. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 176

2.   We note you disclose that, in connection with this offering, the Class P Units will continue to be held by your named executive officers and such officers will receive, in exchange for their Class P Units, substantially equivalent securities in one of your affiliates that will remain outstanding following the consummation and until such time that such securities are converted into the right to receive, and exchanged for, shares of your common stock upon the satisfaction of certain conditions. We further note that each Class P Unit is

granted with a specific hurdle amount, or distribution threshold, and will only provide value to the holder based upon your growth above that hurdle amount. Please revise your filing to disclose and clarify the material terms of the outstanding Class P Units and clarify who will be responsible for payments made in connection with the incentive units subsequent to the transactions contemplated in this prospectus. For example, please disclose the specified hurdle amounts that govern distributions for the units or tell us why you do not believe such information is material. In addition, please file as exhibits the agreements governing the terms of the incentive units held by management. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact Ken Schuler, Mining Engineer, at (202) 551-3718. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thomas Zentner